

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

December 24, 2008

Keith C. Robbins
Chief Executive Officer
Community Valley Bancorp
1360 E. Lassen Avenue
Chico, CA 95973

   **Re: Community Valley Bancorp
     Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
     Filed December 24, 2008
     File No. 000-51678**

Dear Mr. Robbins:

  We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

         Sincerely,


         William Friar
         Senior Financial Analyst